                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                      FORM U-57


                    NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                           Filed Under Section 33(a) of the
                   Public Utility Holding Company Act of 1935, as amended

                           Finsa Energeticos, S. de R.L. de C.V.
                           -------------------------------------
                            (Name of foreign utility company)

                             The Brooklyn Union Gas Company
                             ------------------------------
                        (Name of filing company, if filed on behalf of
                                 foreign utility company)


Item 1


    The name of the entity claiming foreign utility company status under
Section 33(a) of the Public Utility Holding Company Act of 1935 ("PUHCA") is Finsa Energeticos, S. de R.L. de C.V. ("Finsa Energeticos"), a Mexican company that is an associate (as defined in PUHCA) of The Brooklyn Union Gas Company ("Brooklyn Union"). Finsa Energeticos's business address is Paseo de la Reforma Num. 300, Piso 14, Col. Juarez, Mexico City, DF, 06600 Mexico. Finsa Energeticos owns and operates a natural gas transportation system that serves an industrial park in Matamoros, Tamaulipas, Mexico. Its facilities consist of low to medium pressure gas pipelines and related facilities necessary to operate and maintain this system. Finsa Energeticos may also develop, own and operate gas distribution facilities and facilities for the natural gas-fired generation of electric power for use by commercial and industrial customers.

     The ownership structure of Finsa Energeticos is as follows: (1) Grupo KeySpan, S. de R.L. de C.V. ("Grupo KeySpan"), a Mexican company, owns a 50% voting interest in Finsa Energeticos and (2) Sergio Arguelles Gutierrez and Sergio R. Arguelles Gonzalez, who are father and son and citizens of the United Mexican States, own voting interests of 32.5% and 17.5%, respectively, in Finsa Energeticos. Grupo KeySpan is owned 99.9% by KeySpan CI II, Ltd., a Cayman Island company ("KeySpan CI") that is owned 100% by KeySpan International Corporation, a Delaware corporation ("KeySpan International") that also owns 0.1% of Grupo KeySpan.

Item 2

     Brooklyn Union is a public utility company that primarily distributes and sells gas at retail to customers located in New York City. As of the close of business on September 29, 1997, KeySpan Energy Corporation ("KeySpan
Energy") became the parent corporation of Brooklyn Union and KeySpan International, and KeySpan CI became an indirect wholly-owned subsidiary of KeySpan Energy. KeySpan Energy owns, indirectly through KeySpan International, KeySpan CI, and Grupo KeySpan, a 50% voting interest in Finsa Energeticos. The purchase price paid to acquire this indirect ownership interest in Finsa Energeticos was approximately US$2,000,000. Finsa Energeticos is (1) an associate, but not an affiliate or subsidiary (as those terms are defined in PUHCA), of Brooklyn Union and (2) a subsidiary of KeySpan Energy.



                                 Exhibit A


     Attached hereto as Exhibit A is a copy of the state certification, required under Section 33(a)(2) of PUHCA, that Brooklyn Union received from the New York Public Service Commission ("NYPSC"). The NYPSC sent this certification to the Securities and Exchange Commission in October 1996, and it has not been revised or withdrawn.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  The Brooklyn Union Gas Company



                                  By: /s/ R.R. WIECZOREK
                                     -----------------------------------

                                     Name: R.R. WIECZOREK
                                          ------------------------------

                                     Title: Vice President, Secretary &
                                            Treasurer
                                            ----------------------------


Date: December 9, 1997

                                   EXHIBIT A

                                    [ Letterhead ]


                                             October 23, 1996


Mr. Robert P. Wason
Securities and Exchange Commission
Mail Stop 10-6
450 Fifth Street NW
Washington, DC 20549

SUBJECT:  The Brooklyn Union Gas Company
          Form U-57

Dear Mr. Wason:

This is sent to you in response to a request from The Brooklyn Union Gas Company for a certification pursuant to the Public Utility Holding Company Act of 1935 at Section 33(a) that this commission has the authority and resources to protect ratepayers subject to our jurisdiction and that it intends to exercise its authority.

Please be advised that pursuant to the New York State Public Service Law and rules and regulations adopted pursuant thereto and published in Volume 16 of the Official Compilation of New York Codes, Rules and Regulations), the New York Public Service Commission has the authority and also has the resources to protect the ratepayers of The Brooklyn Union Gas Company, and it does now and expects to continue exercising such authority.

This certification is made with the understanding that it may be revised or withdrawn prospectively by written notice to you.

                                            Very truly yours,


                                            /s/ John C. Crary
                                            -------------------------------
                                            John C. Crary
                                            Secretary